TUESDAY, DECEMBER 16, 2014

Patrick Gilmore

Accounting Branch Chief

United States Security and Exchange Commission

Washington, DC 20549

Re:	PFSweb, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 31, 2014
File No. 000-28275

Dear Mr. Gilmore

In furtherance of Ms. Akst’s telephone conversation with our counsel earlier today, please allow this correspondence to confirm that PFSweb, Inc. will provide a response to your November 17, 2014 comment letter by December 23, 2014. Thank you for your consideration with respect to this matter.

Best Regards,

Thomas J. Madden

Chief Financial Officier

PFSweb | www.pfsweb.com

p: 972.881.2900 x 2560